FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

May 22, 2017

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	United Continental Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 23, 2017

Form 8-K

Filed April 17, 2017

File No. 001-06033

Dear Mr. Shenk:

This letter responds to a letter from the U.S. Securities and Exchange Commission (the “Commission”) dated May 9, 2017, concerning the United Continental Holdings, Inc. (“UAL”) and United Airlines, Inc. (“United” and, together with UAL, the “Company”) Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) and Form 8-K filed April 17, 2017. For your convenience, the Staff’s comment is repeated below in bold, with the Company’s response to the comment set forth immediately thereafter.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”).

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

United Continental Holdings, Inc.

233 South Wacker Drive,

Chicago, Illinois 60606

Attention: General Counsel

Telephone: (872) 825-4000

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.	United Airlines’ website lists flights to Khartoum, Sudan operated by other airlines including members of the Star Alliance. This website also provides a list of countries and regions for MileagePlus travel and upgrade awards that includes Syria and Sudan. Finally, the website includes a February 17, 2017 Contract of Carriage Document which provides oversize, overweight and excess baggage charges for travel to the Middle East, which is defined to include Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, Star Alliance member partners, or other direct or indirect arrangements. You should describe any products or services, you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Overview

United does not currently operate any passenger or cargo flights to or from Sudan or Syria (the “Countries”). United has no offices, facilities, equipment, ground services, sales agents or employees in either of the Countries and has only limited contacts with the Countries as discussed in further detail below.

Codeshare and Interline Agreements

United is a party to “codeshare” and “interline” agreements with a number of foreign air carriers but none based in the Countries. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of United’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation and comply with U.S. law. United does not have any codeshare agreements with any carriers based in either of the Countries. United does not codeshare on any routes to or from either of the Countries.

Interline agreements are also common in the airline industry. These agreements allow participating carriers to sell a single ticket for travel on multiple carriers, allowing the passenger’s baggage to be transferred between connecting flights of each airline. Interline agreements may also provide for cargo shipments between connecting flights of each airline. United has entered into interline agreements with more than 150 U.S. and foreign air carriers but has no interline agreement with any carrier based in the Countries.

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

Pursuant to interline agreements, United employees or any of the independent travel agents authorized to issue tickets on behalf of United may sell interline tickets issued under United’s ticketing code (016) for travel that includes flight segments operated by other carriers to or from the Countries (excluding Sudanese and Syrian carriers). For example, tickets may be issued under United’s ticketing code for passengers who flew from Khartoum to Istanbul and on to Frankfurt on another carrier and connected onto a United flight to Washington, D.C. When these ticket sales under United’s ticketing code occur, as in the example above, United receives a small commission (known as an “interline sales commission”). As a result, United has lawfully received a de minimis amount of revenue attributable to such interline sales commission from flights to/from Sudan, as shown in the following table.

Rule 83 Confidential Treatment Requested by United Continental Holdings, Inc.: Request #1

Interline Sales Revenue Received by United
		Three months ended Mar. 31, 2017		2016		2015
Sudan	Passengers	$	[**]	$	[**]	$	[**]
	Cargo	$	[**]	$	[**]	$	[**]
Syria	Passengers	$	[**]	$	[**]	$	[**]
	Cargo	$	[**]	$	[**]	$	[**]

Transatlantic Joint Venture

United, Air Canada and the Lufthansa Group (which includes Lufthansa and its affiliates Austrian Airlines, Brussels Airlines, Eurowings and SWISS) (collectively, the “JV Carriers”) are parties to a joint venture agreement (the “JV Agreement”) covering transatlantic routes, which provides for the linking of the route networks of the JV Carriers and the sharing of revenue on transatlantic routes included within the scope of the joint venture. The JV Agreement also provides for coordinated pricing, scheduling and product development on joint venture routes. The geographic scope of the joint venture covers routes operated by the JV Carriers between North and Central America, on the one hand, and Europe, the Middle East, (including the Countries), Africa and India on the other. The JV Agreement was reviewed and approved by the U.S. Department of Transportation.

None of the JV Carriers are currently operating any flights to the Countries.

To the extent any passengers on flight segments to/from the Countries are connecting on a ticketed itinerary to/from a joint venture flight operated by one of the JV Carriers, a portion of the revenue derived from these “beyond” flights would be shared among the JV Carriers pursuant to a formula set forth in the JV Agreement.

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

Point of Sales

United has no direct marketing in the Countries and has no flights into the Countries. United has, however, received de minimis revenues through third party vendors for sales made in the Countries for travel on United flights outside the Countries (known as “point of sales revenue”), as shown in the table below. For example, a person in one of the Countries could have purchased a ticket from a travel agency in one of the Countries for travel on United from Newark to Chicago and the revenue from that purchase would be reflected below.

Rule 83 Confidential Treatment Requested by United Continental Holdings, Inc.: Request #2

Third Party Point of Sales Revenue Received by United
	Three Months Ended Mar. 31, 2017		2016		2015
Sudan	$	[**]	$	[**]	$	[**]
Syria	$	[**]	$	[**]	$	[**]

MileagePlus Accounts

United operates a frequent-flyer program known as MileagePlus. Based on a review of MileagePlus account records, United has determined that 343 members have provided an address in one of the Countries and of those, only 9 have been active in the past 12 months. The MileagePlus Program had approximately 87 million members worldwide as of April 30, 2017 and almost 15 million of those members were active the past 12 months. United has suspended these Syrian MileagePlus accounts.

Other Information

United’s wholly-owned subsidiaries neither operate in, nor have offices, facilities, equipment, ground services, sales agents or employees in, either of the Countries. United also has contract carrier agreements with eight unaffiliated regional carriers, but none of these relationships involves operations in, or flights to and from, either of the Countries.

2.

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision,

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: United’s total revenues for 2015, 2016 and the first three months of 2017 were $37.864 billion; $36.556 billion; and $8.42 billion, respectively. As discussed in the response to comment 1 above, United has not operated passenger or cargo service to or from the Countries. The revenue United received from flights operated to or from the Countries by other carriers, and from the JV Agreement with JV Partners, all as discussed above in response to comment 1, was de minimis and immaterial to investors in light of United’s total revenues, representing less than 0.0003% of United’s total revenue for each period. United has no assets or liabilities arising from either of the Countries.

Likewise, United does not believe its contacts with the Countries will cause it to be a target of groups with divestment or similar initiatives. As a result, United believes its very limited contacts in the Countries do not constitute a factor a reasonable investor would deem important in making an investment decision.

Form 8-K Furnished April 17, 2017

Exhibit 99.1

Return on Invested Capital (ROIC), page 8

3.	We note you use non-GAAP amounts in the computation of your measure of “ROIC.” Although you characterize in your narrative the measure as non-GAAP, please consider labeling the measure as “non-GAAP” to prevent confusion with computations of ROIC based solely on GAAP amounts.

Response: The Company will comply with the Staff’s request to label ROIC as “non-GAAP” in future filings.

4.	In regard to your computation of ROIC, for transparency to investors please consider presenting and quantifying the components making up each of special items and adjustments.

Response: The Company will comply with the Staff’s request to present the material components making up the “special items” and “NOPAT adjustments” in future filings.

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

5.	In regard to your “NOPAT adjustments,” please explain to us and disclose what “net of tax shield” represents.

Response: The Company used the term “tax shield” to mean the tax benefit (measured based on cash taxes paid as a percentage of income before income taxes excluding special items) from each of the adjustments (interest expense, imputed interest on aircraft leases and interest component of pension costs). The Company will enhance its description of tax shield in future filings.

6.	In note (d) to the ROIC computation, you state capital aircraft rent is added back at “7.0X.” Please explain to us and disclose what “7.0X” represents and the basis for this adjustment.

Response: The Company uses a simplified method used by many rating agencies and financial analysts to assist with the impact of operating leases on financial measures like return on invested capital. The Company uses a multiple 7 times its annual aircraft rent expense to estimate the potential capitalized value and related liability of its aircraft. The Company has disclosed in its 2016 Form 10-K that its aircraft leases have expiration dates ranging from 2017 to 2028. The Company believes the 7.0X multiple of aircraft rent expense is reasonable.

Non-GAAP Financial Reconciliation, page 9

7.	It appears the terms “special items” and “special charges” are intended to by synonymous. For clarity to investors that each term is not representative of separate and different items and amounts, please use one term or the other.

Response: The Company has intentionally used the different terms. Page 14 of the Form 8-K contains a recap of both special charges and special items. As noted on that page, special charges are all of the unusual and non-recurring items highlighted from our operating and non-operating expenses. Special items include the total of all special charges, income taxes associated with special charges, and adjustments related to prior period gains and losses on fuel derivative contracts settling in the current period.

8.	In the second paragraph on page 9, you state you exclude third-party business expenses, such as maintenance, ground handling and catering services for third parties, and fuel expense in reporting “CASM” because these expenses are not directly related to your core business. However, it appears these are normal, recurring operating expenses necessary to operate your business. Please explain to us and disclose what you consider to be your core business and why these expenses are not related to this. Also, explain to us how your treatment complies with Question 100.01 of staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“the C&DI”).

Response: The Company has different reasons for excluding fuel expense and third-party business expenses. The Company disclosed excluding fuel costs from certain measures is useful to investors not because it was not core to the business, but rather because “it provides an additional measure of management’s performance excluding the effects of a significant cost item over which management has limited influence.”

With respect to third-party business expenses, the disclosure stated that “we believe that excluding third-party business expenses, such as maintenance, ground handling and catering services for third-parties, fuel sales [emphasis added] and non-air mileage redemptions, provides more meaningful

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

disclosure because these expenses are not directly related to UAL’s core business.” The fuel item referred to in this statement is the cost of fuel that we sell to others, not the cost of fuel used in our operations.

Performing services for other companies is different than our core business as we do not need to perform these services to operate our business of transporting passengers and cargo. The costs associated with these services would likely not be incurred were it not for the service being performed. As none of these expenses represent “normal, recurring, cash operating expenses necessary to operate the registrant’s business”, the Company believes such disclosures are not misleading.

9.	You exclude aircraft rent from your computation of “EBITDAR.” Aircraft rent appears to be a normal, recurring, cash operating expense necessary to operate your business. Accordingly, this exclusion does not appear to comply with the above noted C&DI. Please revise your computation accordingly.

Response: The Company included EBITDAR as a non-GAAP disclosure as a useful tool to investors. Some airlines utilize operating leases extensively and some do very little aircraft leasing. By excluding aircraft rent, EBITDAR provides an additional measure of comparison in the industry. The Company will comply with the Staff’s request and remove EBITDAR from future filings.

With respect to the preceding responses, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have any additional questions or comments after reviewing this letter, the Company would appreciate the opportunity to discuss the comments with the staff. Please direct any questions about this letter to me at (872) 825-3077.

Sincerely,

/s/ Chris Kenny

Chris Kenny

Vice President and Controller

FOIA Confidential Treatment Request by United Continental Holdings, Inc.

Pursuant to Rule 83 (17 C.F.R. 200.83)

cc:	David Vitale (Chairman, Audit Committee)

Oscar Munoz

Andrew Levy

Brett J. Hart